Exhibit 3.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:58 PM 09/10/2019
FILED 03:58 PM 09/10/2019
SR 20196962250 - File Number 7600702

CERTIFICATE OF FORMATION
OF
4455 GENESEE PROPERTIES, LLC
___________________

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the Delaware Limited Liability Company Act, hereby certifies that:

FIRST:    The name of the limited liability company is: 4455 Genesee Properties, LLC

SECOND:    The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 10th day of September 2019.

/s/ Ian Klak
Ian Klak, Authorized Person